SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

15136A 102

(CUSIP Number)

Tony Weber

NGP Energy Capital Management, L.L.C.

5221 N. O’Connor Blvd., Suite 1100

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15136A 102	Page 2 of 13

1	NAMES OF REPORTING PERSON Centennial Resource Development, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,098,600
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,098,600
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.7%*
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	The calculation assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the Securities and Exchange Commission (the “SEC”). The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 common units (“CRP Common Units”) of Centennial Resource Production, LLC (“CRP”) which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the Fifth Amended and Restated Limited Liability Company Agreement of CRP, dated as of October 11, 2016 (the “A&R LLC Agreement”).

CUSIP No. 15136A 102	Page 3 of 13

1	NAMES OF REPORTING PERSON NGP X US Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,313,691 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,313,691 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,313,691 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 5, NGP X US Holdings, L.P. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by Centennial Resource Development, LLC (“CRD”) and NGP Centennial Follow-On LLC (“Follow-On”).
**	The calculation assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the SEC. The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement.

CUSIP No. 15136A 102	Page 4 of 13

1	NAMES OF REPORTING PERSON NGP X Holdings GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,313,691 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,313,691 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,313,691 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 5, NGP X Holdings GP, L.L.C. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the SEC. The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement.

CUSIP No. 15136A 102	Page 5 of 13

1	NAMES OF REPORTING PERSON NGP Natural Resources X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,313,691 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,313,691 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,313,691 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 5, NGP Natural Resources X, L.P. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the SEC. The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement.

CUSIP No. 15136A 102	Page 6 of 13

1	NAMES OF REPORTING PERSON G.F.W. Energy X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,313,691 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,313,691 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,313,691 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%**
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	As further described in Item 5, G.F.W. Energy X, L.P. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the SEC. The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement.

CUSIP No. 15136A 102	Page 7 of 13

1	NAMES OF REPORTING PERSON GFW X, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,313,691 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,313,691 (see items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,313,691 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 5, GFW X, L.L.C. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD and Follow-On.
**	The calculation assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the SEC. The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement.

CUSIP No. 15136A 102	Page 8 of 13

1	NAMES OF REPORTING PERSON NGP Energy Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,313,691 (see items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,313,691
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,313,691 (see items 3, 4 and 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	As further described in Item 5, NGP Energy Capital Management, L.L.C. may be deemed to beneficially own the shares of Class A Common Stock of the Issuer that are held by CRD, Follow-On and Celero Energy Company, LP (“Celero”). On March 8, 2018, Celero sold all of its outstanding Class A Common Stock of the Issuer as of that date.
**	The calculation assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the SEC. The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 CRP Common Units, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 21, 2016 (as amended to date, the “Statement”) relating to the (i) Class A Common Stock, par value $0.0001 (“Class A Common Stock”) of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), a Delaware corporation (the “Issuer”) having a CUSIP No. of 15136A 102, (ii) Class C Common Stock, par value $0.0001 of the Issuer (“Class C Common Stock”) and (iii) common units (“CRP Common Units”) of Centennial Resource Production, LLC (“CRP”), a subsidiary of the Issuer, which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the Fifth Amended and Restated Limited Liability Company Agreement of CRP, dated as of October 11, 2016 (the “A&R LLC Agreement”). The principal executive offices of the Issuer are located at 1001 Seventeenth Street, Suite 1800, Denver, Colorado 80202. Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

As of March 8, 2018, the Reporting Persons (as defined in the Statement) ceased to be beneficial owners of more than five percent of the shares of Class A Common Stock of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

On November 9, 2017, Riverstone VI Centennial QB Holdings, L.P. (“Riverstone QB Holdings”), REL US Centennial Holdings, LLC (“REL US”), Riverstone Non-ECI USRPI AIV, L.P. (“Riverstone Non-ECI”), Silver Run Sponsor, LLC (“Silver Run Sponsor”) and Celero Energy Company, LP (“Celero”, and together with Riverstone QB Holdings, REL US, Riverstone Non-ECI and Silver Run Sponsor, the “November 2017 Selling Stockholders”) sold an aggregate of 25,000,000 shares of Class A Common Stock at a price of $19.95 per share (the “November 2017 Offering”) to Goldman Sachs & Co. LLC (“Goldman”) pursuant to an underwriting agreement dated as of November 7, 2017 (the “November 2017 Underwriting Agreement”), by and among the Issuer, Goldman and the November 2017 Selling Stockholders.

The foregoing description of the November 2017 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the November 2017 Underwriting Agreement, which has been filed as Exhibit H hereto and is incorporated herein by reference.

On March 8, 2018, Riverstone QB Holdings, REL US, Riverstone Non-ECI, Silver Run Sponsor, Celero, Centennial Resource Development, LLC (“CRD”), NGP Centennial Follow-On LLC (“Follow-On”) and CP VI-A Centennial, L.P. (“CP VI-A” and, together with Riverstone QB Holdings, REL US, Riverstone Non-ECI, Silver Run Sponsor, Celero, CRD and Follow-On, the “March 2018 Selling Stockholders”) sold an aggregate of 25,000,000 shares of Class A Common Stock at a price of $19.50 per share (the “March 2018 Offering”) to J.P. Morgan Securities LLC (“J.P. Morgan”) pursuant to an underwriting agreement dated as of March 5, 2018 (the “March 2018 Underwriting Agreement”), by and among the Issuer, J.P. Morgan and the March 2018 Selling Stockholders. The March 2018 Selling Stockholders have also granted J.P. Morgan a 30-day option to purchase up to an aggregate of 3,750,000 additional shares of Class A common stock.

Pursuant to the March 2018 Underwriting Agreement, Riverstone QB Holdings, REL US, Riverstone Non-ECI, Silver Run Sponsor, CRD, Follow-On and CP VI-A (each, a “Lock-Up Entity”), each Lock-Up Entity has agreed that, subject to specified exceptions, without the prior written consent of J.P. Morgan, such Lock-Up Entity will not, during the period ending 90 days after the date of the final prospectus filed in connection with the March 2018 Offering: (i) sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock; or (ii) engage in any hedging or other transaction, including any short sale, or any purchase, sale or grant of any put or call option, which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Lock-Up Entity’s shares of Class A Common Stock even if such shares would be disposed of by someone other than the Lock-Up Entity.

The foregoing description of the March 2018 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the March 2018 Underwriting Agreement, which has been filed as Exhibit I hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 1 and the information set forth or incorporated by reference in Items 2, 3, 4, 6 and Schedule I of the Statement, as amended by this Amendment No. 1, are hereby incorporated herein by reference.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a)-(b)    The following disclosure assumes 276,029,573 shares of Class A Common Stock are outstanding, per information contained in the Issuer’s prospectus filed March 7, 2018 with the SEC. The assumed 276,029,573 shares of Class A Common Stock outstanding consist of (a) 260,368,235 shares of outstanding Class A Common Stock and (b) 15,661,338 CRP Common Units of CRP which are exchangeable for shares of Class A Common Stock of the Issuer on a one-for one basis at any time, subject to the terms and conditions of the A&R LLC Agreement.

(i)	CRD is the sole record owner of, and has the sole power to vote and dispose of, 10,098,600 (3.7%) shares of Class A Common Stock.

(ii)	NGP X US Holdings, L.P. a Delaware limited partnership (“NGP X US Holdings”), NGP X Holdings GP, L.L.C., a Delaware limited liability company (“NGP X US Holdings GP”), NGP Natural Resources X, L.P., a Delaware limited partnership (“NGP NR X”), G.F.W. Energy X, L.P., a Delaware limited partnership (“GFW Energy X”), GFW X, L.L.C., a Delaware limited liability company (“GFW X”) and NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”) do not directly own any shares of Class A Common Stock. NGP X US Holdings owns 86% of CRD, and certain members of CRD’s management team own the remaining 14%. As a result, NGP X US Holdings may be deemed to indirectly beneficially own the shares held by CRD. NGP X US Holdings disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. NGP X US Holdings GP (the sole general partner of NGP X US Holdings), NGP NR X (the sole member of NGP X US Holdings GP), GFW Energy X (the sole general partner of NGP NR X) and GFW X (the sole general partner of G.F.W. Energy X) may each be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. GFW X has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these 10,098,600 (3.7%) shares of Class A Common Stock.

(iii)	Celero Energy Management, LLC, the general partner of Celero (“Celero GP”), had voting and dispositive power over the shares of Class A Common Stock owned by Celero. On March 8, 2018, Celero sold all of its outstanding Class A Common Stock of the Issuer as of that date.

(iv)	Follow-On owns 2,215,091 (0.8%) shares of Class A Common Stock. Follow-On is managed by its managing member, NGP X US Holdings. As such, NGP X US Holdings has voting and dispositive power over these shares. NGP X US Holdings disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein . NGP X US Holdings GP (the sole general partner of NGP X US Holdings), NGP NR X (the sole member of NGP X US Holdings GP), GFW Energy X (the sole general partner of NGP NR X) and GFW X (the sole general partner of G.F.W. Energy X) may each be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. GFW X has delegated full power and authority to manage NGP X US Holdings to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these 2,215,091 (0.8%) shares of Class A Common Stock.

Except as set forth or incorporated by reference in this Item 5 or Schedule I to the Statement, none of the persons named in Item 2 or Schedule I to the Statement, beneficially owns shares of Class A Common Stock of the Issuer.

(c)    There have been no reportable transactions with respect to the shares of Class A Common Stock within the last 60 days by the Reporting Persons (as defined in the Statement) or to the Reporting Persons’ (as defined in the Statement) knowledge, except for the disposition of beneficial ownership of the shares of Class A Common Stock being reported on this Amendment No. 1.

(d)    To the Reporting Persons’ (as defined in the Statement) knowledge, no person other than the Reporting Persons (as defined in the Statement) or the persons named in Schedule I to the Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities beneficially owned by such persons.

(e)    As of March 8, 2018, the Reporting Persons (as defined in the Statement) ceased to be beneficial owners of more than five percent of the shares of Class A Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 1, 3, 4 and 5 of the Statement, as amended by this Amendment No. 1, is hereby incorporated herein by reference.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the November 2017 Underwriting Agreement and the March 2018 Underwriting Agreement and are incorporated herein by reference. Copies of the November 2017 Underwriting Agreement and the March 2018 Underwriting Agreement are attached as exhibits to this Amendment No. 1 and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons (as defined in the Statement) or Related Persons (as defined in the Statement) has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following exhibits:

Exhibit H –	Underwriting Agreement, dated as of November 7, 2017, by and among Riverstone VI Centennial QB Holdings, L.P., REL US Centennial Holdings, LLC, Riverstone Non-ECI USRPI AIV, L.P., Silver Run Sponsor, LLC, Celero Energy Company, LP, the Issuer and Goldman Sachs & Co. LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on November 9, 2017).

Exhibit I –	Underwriting Agreement, dated as of March 5, 2018, by and among Riverstone VI Centennial QB Holdings, L.P., REL US Centennial Holdings, LLC, Riverstone Non-ECI USRPI AIV, L.P., Silver Run Sponsor, LLC, Celero Energy Company, LP, CP VI-A Centennial, L.P., Centennial Resource Development, LLC, NGP Centennial Follow-On LLC, the Issuer and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 7, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2018

CENTENNIAL RESOURCE DEVELOPMENT, LLC

By:	/s/ Ward Polzin
Name:	Ward Polzin
Title:	Chief Executive Officer

NGP X US HOLDINGS, L.P.

By:	NGP X US Holdings GP, L.L.C., its general partner

By:	/s/ Tony Weber
Tony Weber
Authorized Person

NGP X HOLDINGS GP, L.L.C.

By:	/s/ Tony Weber
Tony Weber
Authorized Person

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

By:	/s/ Tony Weber
Tony Weber
Authorized Member

G.F.W. ENERGY X, L.P.

By:	GFW X, L.L.C., its general partner

By:	/s/ Tony Weber
Tony Weber
Authorized Member

GFW X, L.L.C.

By:	/s/ Tony Weber
Tony Weber
Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.LC.

By:	/s/ Tony Weber
Tony Weber
Authorized Member